Exhibit (a)(4)

Re: Offer to Amend or Replace Discounted Stock Options
Novell Employees:

As you may be aware from previous communications, Novell recently completed a voluntary review of our option grant practices. As a result of that review, certain stock option grants awarded between November 1, 1996 and September 16, 2006 have been adjusted to reflect a revised grant date for financial accounting purposes. One or more of those options may also be deemed to have been granted at a discount for tax purposes and may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code (and similar provisions under certain state tax laws) (“discounted options”). Novell’s management has been considering remedial alternatives available under those circumstances.

I am pleased to announce that today Novell is launching a remedial program that offers you the opportunity to amend or replace discounted options to avoid these adverse tax consequences by increasing the exercise price of the discounted options to eliminate the discount; all other relevant features of the option will remain the same. Another feature of the remedial program, should you elect to participate, is that Novell will provide you with a cash bonus equal to the eliminated discount. Novell’s approach in offering this program is consistent with our view that our employees should not suffer any adverse financial consequence as a result of our option grant practices.

You are receiving this email because you hold one or more affected options. The program is described in complete detail in the formal Offer to Amend or Replace Eligible Options (the “Offer to Amend or Replace”) that is attached to this email. A set of Frequently Asked Questions is also attached to this email. If you click on the link contained in this email below and follow the screen prompts, you will be directed to a personalized Election Form containing information about the options you hold that are eligible for this program. You may elect to participate in the program by “tendering” one or more of your affected options for amendment or replacement as instructed in your Election Form and in the Offer to Amend or Replace.

Brief Description of the Program

As discussed in greater detail in the Offer to Amend or Replace, if you tender an affected option that is amended pursuant to the program, the original exercise price in effect for that option will be adjusted to the lower of (i) the fair market value per share of Novell common stock on the revised measurement date applied to that option as a result of the review and (ii) the fair market value per share of Novell common stock on the date on which the offer expires (the “Expiration Date”). The new exercise price per share will be designated the “Adjusted Exercise Price” and will become effective on the Expiration Date. No other changes will be made to your affected option. Accordingly, each amended option will otherwise continue to be subject to the same vesting schedule, exercise period, option term and other terms and conditions as in effect for that option immediately prior to the amendment. Each participant whose affected options are so amended will become entitled to a special cash payment with respect to those options. The amount of the cash payment payable with respect to each option that is amended will be determined by multiplying (i) the number of shares of common stock subject to each amended option and (ii) the amount by which the adjusted exercise price for that option exceeds the original exercise price in effect for that option. The cash payment will be made on the Company’s first regular payroll date in January 2008, and will be subject to both income and employment tax and other required withholding.

However, if the Adjusted Exercise Price so determined would be the same or lower than the exercise price per share originally in effect for an affected option, then that option will, on the Expiration Date, be cancelled and immediately replaced with a new option that is exactly the same as the cancelled option, with the same exercise price per share, vesting schedule and expiration date, but with a new grant date. The cancellation and regrant is necessary to evidence the remedial action required under Section 409A with respect to an affected option whose original exercise price is not increased. No cash payment will be made with respect to a replaced option because the exercise price for that option will be the same as the exercise price in effect for the tendered option.

We urge you to read the entire Offer to Amend or Replace and your personalized Election Form very carefully.

Information Sessions

We will be scheduling information sessions on Monday, July 9, 2007 at 10:00 am EDT in the Minuteman training room in Waltham and at 11:00 am MDT or 1:00 pm MDT in Training Room 7 in Provo, building B, in order to:

•	Explain the adverse tax consequences of Section 409A

•	Explain the offer by Novell to address the discounted options; and

•	Answer any questions you may have on the terms of the offer.

Please plan to attend one of these sessions. For those unable to attend an Information Session, a copy of the presentation will be posted on the Tender Offer Website.

Action Items Required by You

Participation in the program is completely voluntary and you are not required to tender any of your affected options for amendment or replacement. However, if you elect not to tender your affected options, you will be solely responsible for any adverse tax consequences that may arise under Section 409A (and state tax laws) without any expectation of reimbursement by Novell. We strongly recommend that you consult with your personal tax, financial and legal advisors to determine the tax and other consequences of electing or declining to participate in the offer.

If you choose to tender your options under the program, you must log into the Tender Offer Website on Novell’s Shareholder Services Innerweb site at http://innerweb.novell.com/organizations/finance/shareholderservices using your confidential user name and password. This site will provide you with a link to your personalized Election form. You must then check the appropriate box next to each of your eligible options on your electronic Election Form and submit your completed Election Form electronically by clicking the “Submit” button.

Questions

If you have any questions regarding this program, you may send an email to Betty DePaola at bdepaola@novell.com.

We are pleased to be able to take these steps so that our valued employees may avoid potential adverse tax consequences under Section 409A.

Thank you.

Dana Russell

Attachments

Offer to Amend or Replace Eligible Options
Frequently Asked Questions